FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news

2.	Letter to Stock Exchange dated August 1, 2018

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

With reference to your query relating to the Livemint article referred to in your email received today, your attention is drawn to the intimation of Filing of Form 20F filed with U.S. Securities and Exchange Commission (SEC) both to NSE and BSE by ICICI Bank Limited on August 1, 2018 (a copy of the intimation of filing is enclosed for your ready reference) enclosing an official press release as well as the link as required to be provided under the relevant SEC rules for access to the SEC website for access to the Form 20F filed.

The news article refers to this filing and the contents already made public as previously intimated to your exchange.

There is no other matter in this regard which requires further disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

August 1, 2018

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Filing of Annual Report on Form 20F for the year ended March 31, 2018

We enclose you herewith a copy of the News Release, dated August 1, 2018, in connection with filling of Annual Report on Form 20-F with Securities and Exchange Commission for the year ended March 31, 2018.

Yours faithfully,

Ranganath Athreya

Company Secretary

Encl. : As above

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2018 (FY2018) on July 31, 2018, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The net income for FY2018 under U.S. GAAP was Rs. 17,868 crore (US$ 2,742 million) as compared to consolidated profit after tax under Indian GAAP of Rs. 7,712 crore (US$ 1,183 million). The significant difference between net income under U.S. GAAP and Indian GAAP was primarily due to consolidation accounting for the Bank’s general insurance subsidiary under U.S. GAAP, creation of deferred tax asset on investments in listed subsidiaries under U.S. GAAP and difference in allowance for loan losses between U.S. GAAP and Indian GAAP, offset, in part, by the difference in accounting for sale of equity shares of subsidiaries between U.S. GAAP and Indian GAAP.

As per U.S. GAAP requirement, the Bank re-measured its equity interest in the general insurance subsidiary at fair value at the date of acquiring control due to termination of the joint venture agreement with Fairfax Financial Holdings and recognized gain in FY2018 due to consolidation accounting of general insurance subsidiary. This resulted in higher net income of Rs. 10,171 crore (US$ 1,560 million) under U.S. GAAP in FY2018 as compared to Indian GAAP.

Due to changes in Indian tax laws, long-term capital gains arising after April 1, 2018 are taxable. Accordingly, under U.S. GAAP, the Bank recognized deferred tax asset amounting to Rs. 3,116 crore (US$ 478 million) through net income primarily on its investments in listed affiliate in FY2018.

Under U.S. GAAP, allowance on loan losses in the net income statement was lower by Rs. 1,948 crore (US$ 299 million) in FY2018 as compared to Indian GAAP, offset, in part, by loss of Rs. 881 crore (US$ 135 million) on fair value accounting under U.S. GAAP of loans where the Bank had invoked/implemented strategic debt restructuring. At March 31, 2018, the cumulative provisions held under U.S. GAAP continue to be higher than the cumulative provisions held under Indian GAAP.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary is accounted as an equity transaction, if the parent retains controlling financial interest in the subsidiary. Accordingly, the gain on sale of stake in ICICI Lombard General Insurance Company Limited and ICICI Securities Limited during FY2018 was accounted in the income statement under Indian GAAP, while the gain under U.S. GAAP was directly recorded in equity, resulting in lower net income of Rs. 4,910 crore (US$ 753 million) under U.S. GAAP in FY2018 as compared to Indian GAAP.

Stockholders’ equity as per U.S. GAAP was Rs. 121,277 crore (US$ 18.6 billion) at March 31, 2018 compared to the consolidated net worth as per Indian GAAP of Rs. 110,630 crore (US$ 17.0 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual report in Form 20-F with the SEC as required by US securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, deferred tax and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010318009134/dp92171_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to General Manager & Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or e-mail at corporate.communications@icicibank.com.

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-4008 6124 or email at ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 65.18

Place: Mumbai	For ICICI Bank Limited
Date: August 1, 2018

Rakesh Jha
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 2, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager